June 3, 2008

U.S. Securities & Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

Estore of N.Y., Inc.

CIK No. 0001381204

Registration Statement of Form S-1

Filed on March 15, 2007

File No. 333-141333

Dear Securities and Exchange Commission:

This letter concerns a request for withdrawal of Estore of N.Y., Inc.'s Registration Statement on the Form S-1, filed on March 15, 2007.

The Company filed its initial Registration Statement on the Form S-1.  In response to various comments by the SEC, the Company amended and re-filed its Registration Statement on the Form S-1/A on several occasions from May 5, 2007 to March 18, 2008.  The Company represents that it has not sold any securities pursuant to the Form S-1, filed on March 15, 2007.

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Company respectfully requests that the Commission withdraw the Company's Registration Statement on Form S-1.

By: /s/ Eric Khteeb

Eric Khteeb

President and Director